Exhibit 1A.2C

Energea Portfolio 4 USA LLC

AUTHORIZING RESOLUTION

Class A Investor Shares

The undersigned, being the Manager of Energea Portfolio 4 USA LLC, a Delaware limited liability company (the “Company”), hereby adopts the following as an “Authorizing Resolution” pursuant to section 3.2 of the Limited Liability Company Agreement dated March 22, 2021 (the “LLC Agreement”):

1. Definitions. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the LLC Agreement.

2. Authorization of Class. The Company shall have the authority to issue up to Five Hundred Million (500,000,000) Investor Shares designated as “Class A Investor Shares,” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in this Authorizing Resolution.

3. Distributions.

3.1. Definitions. The following definitions shall apply for purposes of this section 3:

3.1.1. “Adjusted Projected Cash Flows” means, for any Project, the Projected Project Cash Flows for such Project, but with each item of Operating Cash Flow of such Project used in the Financial Model multiplied by the Adjustment Percentage.

3.1.2. “Adjustment Percentage” means, for any Project, that percentage which, when multiplied by each item of Operating Cash Flow of such Project used in the Financial Model would yield a Projected Project IRR of six percent (6%) rather than the actual Projected Project IRR.

3.1.3. “Capital Contribution” means (i) for a Holder who acquired his, her, or its Class A Investor Shares directly from the Company, the amount paid for such Class A Investor Shares; and (ii) for a Holder who acquired his, her, or its Class A Investor Shares from another person, the amount paid by the person who originally purchased such Class A Investor Shares from the Company.

3.1.4. “Capital Transaction” means any sale, refinancing, or other transaction involving one or more Projects that is customarily considered as capital.

3.1.5. “Financial Model” means the financial model used by the Company to calculate and project the financial performance of Projects and to determine the value of Projects.

3.1.6. “Holder” means an Investor Member who owns Class A Investor Shares.

3.1.7. “Investor IRR” means, for any Holder and any Project, the IRR calculated on the portion of the Capital Contribution of such Holder (or such Holder’s predecessor(s) in interest) allocated to such Project in the discretion of the Manager, measured from the date such Holder was admitted to the Company (provided that for these purposes, the Company may assume that each Holder admitted to the Company during a month was admitted on the last day of such month) and taking into account all distributions made with respect to such Holder (or such Holder’s predecessor(s) in interest) with respect to such Project.

3.1.8. “IRR” means internal rate of return calculated using Microsoft Excel.

3.1.9. “Net Capital Proceeds” means the proceeds from any Capital Transaction minus (i) the expenses the Company and its subsidiaries incur with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, and (iv) other costs customarily taken into account in calculating net proceeds, and after establishing such reserves against future needs as the Manager shall determine.

3.1.10. “Operating Cash Flow” means the cash flow from the operations of a Project taking into account all revenue and all expense (including but not limited to debt service and the fees and charges payable to the Manager and its affiliates), and after establishing such reserves against future needs as the Manager shall determine.

3.1.11. “Project” means a solar energy project owned by the Company, directly or indirectly through a subsidiary.

3.1.12. “Projected Project Cash Flows” means, for any Project, the projected monthly cash flows of such Project, both positive (returns) and negatives (investments) over its anticipated life, as such projected cash flows may change from time to time in the discretion of the Manager.

3.1.13. “Projected Project IRR” means, for any Project, the IRR of such Project, based on its Projected Project Cash Flows.

3.2. Distributions of Operating Cash Flow. Within thirty (30) days after the end of each calendar month, the Company shall distribute its Operating Cash Flow as follows:

3.2.1. First, an amount equal to the lesser of the Operating Cash Flow for such month or the Adjusted Projected Cash Flow for such month shall be distributed to the Holders.

3.2.2. Second, if for any previous month the Operating Cash Flow was less than the Adjusted Projected Cash Flow, an amount equal to the aggregate shortfall, plus interest calculated at an annual rate of six percent (6%), compounded monthly, shall be distributed to the Holders, to the extent not previously distributed to the Holders.

3.2.3. Third, any remaining Operating Cash Flow shall be distributed seventy (70%) percent to the Holders and thirty (30%) percent to the holders of the Common Shares.

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3.3. Distributions of Net Capital Proceeds. Within ninety (90) days after a Capital Transaction, the Company shall distribute the Net Capital Proceeds from such Capital Transaction as follows:

3.3.1. First, the Holders shall receive the lesser of (i) all of the Net Capital Proceeds, or (ii) the amount required for each Holder to achieve an Investor IRR of seven percent (7%) with respect to the Project in question.

3.3.2. Second, any remaining Net Capital Proceeds shall be distributed seventy (70%) percent to Holders and thirty (30%) percent to the holders of the Common Shares.

3.4. Special Rule for Under-Performing Projects. If the Company has disposed of a Project and Holders did not achieve an Investor IRR of at least six percent (6%) from such Project, then the Manager shall adjust distributions from remaining Projects to make up the shortfall, if possible.

3.5. Distributions Among Holders. Unless otherwise indicated, any distributions to be made to the Holders as a group, or to the holders of Common Shares as a group, shall be made pro rata based on the number of Shares owned. However, the Manager may adjust the amount distributed to each Holder if the Class A Investor Shares owned by such Holder were not outstanding during the entire period to which the distribution relates.

3.6. Calculations. All calculations required by this section 3 shall be made by an accounting firm selected by the Manager, and, in the absence of fraud, its calculation shall be final and not subject to dispute.

4. Price. Initially, the Class A Investor Shares shall be offered to the public for One Dollar ($1.00) for each Class A Investor Share. The price may be increased or decreased by the Manager based on changes in the Net Value of the Projects.

5. Manner of Offering. Initially, the Class A Investor Shares shall be offered to the public in an offering under Tier 2 of Regulation A issued by the Securities and Exchange Commission. However, Class A Investor Shares may also be offered and sold publicly or privately in other offerings as determined by the Manager.

6. Right to Request Purchase of Shares.

6.1. In General. Subject to the provisions of this section 6, by giving notice to the Company, an Investor Member who has owned his, her, or its Class A Investor Shares may request that the Company purchase, or arrange for the purchase, of all or any number of the Class A Investor Shares owned by such Investor Member. If such notice does not otherwise provide, it shall be deemed to be a request for the sale of all, but not less than all, of the Class A Investor Shares owned by such Investor Member. If such notice is received by the fifteenth (15th) day of a calendar month, the Company shall use commercially reasonable efforts to arrange for such purchase by the end of such month; if such notice is after the fifteenth (15th) day of a month, the Company shall use commercially reasonable efforts to arrange for such purchase by the end of the following month.

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6.2. Limitations. In seeking to accommodate a request made pursuant to section 6.1, the Company shall not be required to (i) purchase the Class A Investor Shares for its own account, (ii) borrow money or dispose of assets to fund such purchase, or (iii) take any other action that would, in the sole discretion of the Company, be adverse to the interests of the Company or its other Members.

6.3. Legal Limitation. The Company shall not be obligated to seek to arrange for the purchase of Class A Investor Shares that the Company would not legally be permitted to redeem under Delaware law.

6.4. Priority. The Company shall consider requests made pursuant to section 6.1 in the order in which such requests are received.

6.5. Failure to Purchase. If the Company is unable to purchase or arrange for the purchase of Class A Investor Shares as provided in this section by the dates specified in section 6.1, the Investor Member may either rescind his, her, or its request or maintain the request for the following month.

6.6. Price. Unless otherwise agreed in writing between the selling Investor Member and the buyer, the price of Class A Investor Shares purchased and sold pursuant to this section 6 shall be the then-current value of such Class A Investor Shares as determined by the Company in accordance with its financial model.

7. Amendment of Rights. The Company shall not amend, alter or repeal the preferences, special rights, or other powers of the Class A Investor Shares so as to affect adversely the Class A Investor Shares vis-à-vis the Common Shares or any other series of Investor Shares, without the consent of the holders of a majority of the then-outstanding Class A Investor Shares.

8. Other Classes. The Company may issue one or more series of Investor Shares with rights superior to those of the Class A Investor Shares, provided that Shares of such series may not be owned by the Manager or its affiliates. Without limiting the preceding sentence, the Company may issue a series of Investor Shares whose holders have the right to receive distributions before any distributions are made to the holders of the Class A Investor Shares.

9. Preemptive Rights. Holders of the Class A Investor Shares shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

DATED: March 22, 2021

ENERGEA GLOBAL, LLC

By	/s/ Michael Silvestrini
Michael Silvestrini, Manager

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